FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

STATEMENT ON 2013 TRANSPARENCY EXERCISE

HSBC Holdings plc notes the announcements made today by the European Banking Authority ('EBA') and the Prudential Regulation Authority about the EU-wide Transparency Exercise 2013 and fulfilment of the EBA Board of Supervisors decision.

HSBC's consolidated core tier 1 ('CT1') capital under the EBA's published capital definitions and prescribed approach was US$134bn (€103bn) at 30 June 2013 and the CT1 ratio was 12.1%. Accordingly HSBC exceeds the CT1 capital floor of US$104bn established in July 2013 by the EBA as part of its recommendations on capital preservation.

The appendices, via the following link http://www.rns-pdf.londonstockexchange.com/rns/6745V_-2013-12-16.pdf and also available at http://www.hsbc.com/investor-relations/stock-exchange-announcements, provide further details (based on HSBC's positions as at 31 December 2012 and 30 June 2013) of: (1) The composition of capital based on the EBA's published capital definitions and prescribed approach; (2) Credit risk; (3) Securitisation Exposures; (4) Market Risk; (5) Sovereign exposures - central, regional and local government; and (6) Risk weighted assets.

HSBC will announce its results for the year ending 31 December 2013 on 24 February 2014.

Media enquiries to:

London
Heidi Ashley	+44 (0)20 7992 2045	heidi.ashley@hsbc.com
Investor Relations enquiries to:
London
Guy Lewis	+44 (0)20 7992 1938	guylewis@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com

Notes to editors:

1. Background on the EBA 2013 EU-wide transparency exercise
In May 2013, the EBA adjusted the timeline of the next EU-wide stress test so to conduct the exercise in 2014 once the asset quality reviews are completed. However, to ensure transparency and comparability over the years, the EBA's Board of Supervisors ('BoS') decided to provide, in the second half of 2013, appropriate disclosure on the actual exposures of the EU banking sector. In its October meeting the BoS agreed on the form and scope of the transparency exercise to be conducted in November/December 2013 to ensure a sufficient and appropriate level of information for market participants.

The sample of the exercise includes 61 banks and for each of them the following set of information was collected for disclosure:

I. Composition of capital1
II. Composition of RWA by risk type2
III. Exposures to sovereigns (central, regional and local governments) in EEA3 (direct and indirect exposures by maturity buckets and country)
IV. Credit risk exposures (defaulted and non-defaulted) and RWAs by country with breakdowns for Institutions, Commercial RE, Retail and Corporate4; displayed by regulatory approach (A-IRB, F-IRB, STA)
V. LTV per portfolio, value adjustments and provisions
VI. Market risk and securitisation exposures

In addition, banks submitted information on risk parameters (default rates, loss rates, LGD, PDs) by country EAD with breakdowns for Institutions, Commercial RE, Retail and Corporate, (exposures displayed by regulatory approach). This data is not publically disclosed on bank-by-bank basis.

1 Current capital definition augmented by information in accordance with EBA's capital preservation recommendation
2 Credit risk, market risk, securitisation, other credit risk, operational risk, transitional floors and other
3 For the Recap, only EEA sovereigns have been considered since the purpose was to compute the sovereign buffer.
4 Exact breakdown as follows: Central Government, Institutions, Corporates, Retail (of which SMEs, secured by RE property, revolving and others), Equity, Securitisation and other assets.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in 80 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, North and Latin America, and the Middle East and North Africa. With assets of US$2,723bn at 30 September 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                       Date: 16 December 2013